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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

           ---------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             KOREA THRUNET CO., LTD
                                (Name of Issuer)

                   Common Stock, par value Won 2,500 per share
                         (Title of Class of Securities)

                                    Y49975108
                                 (CUSIP Number)

                                 Kyu June Hwang
                              Hanaro Telecom, Inc.
                         Kukje Electronics Center Bldg.
                                   24th Floor
                               Seocho-dong 1445-3
                                    Seocho-gu
                              Seoul, Korea 137-728
                                 (822) 6266-2380

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 January 3, 2003
             (Date of Event which Requires Filing of this Statement)
           ---------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].



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CUSIP No. 409649209

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification Nos. of Above Persons
                  HANARO TELECOM, INC.

(2)       Check the Appropriate Box if a Member of Group (See Instructions)
          (a) [ ]
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          (b) [ ]
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(3)       SEC Use Only
                       ---------------------------------------------------------

(4)       Sources of Funds (See Instructions) OO
                                            ------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).[ ]

(6)      Citizenship or Place of Organization   Republic of Korea
--------------------------------------------------------------------------------

Number of         (7)      Sole Voting Power  24,653,333(1)
                                              ----------------------------------
Shares
                           -----------------------------------------------------
Beneficially      (8)      Shared Voting Power  None
                                                --------------------------------
Owned by
                           -----------------------------------------------------
Each              (9)      Sole Dispositive Power  24,653,333
                                                  ------------------------------
Reporting
                           -----------------------------------------------------
Person            (10)     Shared Dispositive Power None
                                                    ----------------------------
With
--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 24,653,333
                                                                      ----------

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11) 31.8%
                                                           ---------------------

(14)     Type of Reporting Person (See Instructions)          CO
                                                     ---------------------------

--------
(1)On December 27, 2002, the Issuer effected a capital reduction whereby two out of three outstanding shares of the Issuer's common stock were redeemed and cancelled without consideration.


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 Item 1.          Security and Issuer

                  This Schedule 13D relates to the common stock, par value Won 2,500 per share ("Shares") of Korea Thrunet Co., Ltd., a Korean corporation (hereinafter referred to as "Korea Thrunet" or the "Issuer"). The principal executive offices of the Issuer are located at 1337-20, Seocho-2dong, Seocho-ku, Seoul, Korea 137-751.

Item 2.           Identity and Background

                  This statement is being filed by Hanaro Telecom, Inc. (hereinafter referred to as "Hanaro Telecom"), a corporation organized under the laws of the Republic of Korea.

                  Hanaro Telecom's principal business offices are located at Kukje Electronics Center Bldg., 24th Floor, Seocho-dong 1445-3, Seocho-gu, Seoul, Korea 137-728.

                  During the last five years, Hanaro Telecom has not been, and, to the best of its knowledge, none of its directors has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  The name, business address and present position and principal occupation of each executive officer and director of Hanaro Telecom is set forth in Exhibit A to this Schedule 13D and is specifically incorporated herein by reference in its entirety. All such persons are citizens of the Republic of Korea.

Item 3.           Source and Amount of Funds or Other Consideration


                 On December 30, 2002, Hanaro Telecom entered into a share purchase agreement (the "Share Purchase Agreement") and a Convertible Bonds Subscription Agreement (the "CB Agreement") with TriGem Computer, Inc., Naray & Company, Inc., Naray D&C, Inc., TriGem Ventures, Inc., TriGem InfoNet, Inc., Solvit Media Inc., TG Information Consulting, Inc. and AI Leaders, Inc. (collectively, the "Sellers"), pursuant to which Hanaro Telecom agreed to purchase from the Sellers an aggregate of 55,864,431 Shares in two tranches as follows (the "Transaction").

                  On January 3, 2002, Hanaro Telecom purchased the first tranche of shares, being 24,653,333 Shares, in consideration for the issue by Hanaro Telecom to the Sellers of Won 43 billion zero coupon convertible bonds due 18 months from the date of issuance ("CB1") and Won 43 billion zero coupon convertible bonds due 60 months from the date of issuance ("CB2") for a total subscription price of Won 86 billion. Each bond is convertible into one share of Hanaro Telecom's common stock at a price of Won 5,000 per Hanaro Telecom share. Subject to conversion or early redemption, CB1s are redeemable for cash at 100% of the face value of CB1s at the end of their maturity period, and CB2s are redeemable for cash at 85% of the face value of the CB2s at the end of their maturity period.

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                  The second tranche is scheduled to close on February 7, 2003 or such other time as the parties may agree, on which date Hanaro Telecom has agreed to purchase the remaining 31,211,098 Shares in consideration for the issue by Hanaro Telecom to the Sellers of zero coupon convertible bonds due 60 months from the date of issuance ("CB3") in an aggregate principal amount of approximately Won 108 billion, which is subject to adjustment following due diligence on the Issuer to be completed by February 7, 2003. Each bond is convertible into one share of Hanaro Telecom's common stock at a price equal to the higher of Won 5,000 per Hanaro Telecom share and the minimum conversion price per Hanaro Telecom share required by applicable Korean regulations. Subject to conversion, CB3s are redeemable for cash at 85% of the face value of the CBs at the end of their maturity period.

                  The foregoing description of the Share Purchase Agreement and the CB Agreement does not purport to be complete and is qualified in its entirety by reference to such agreements, copies of which are attached hereto as Exhibit B and Exhibit C, respectively, and which are incorporated herein by reference in their entirety.

Item 4.           Purpose of Transaction

                  Hanaro Telecom acquired the Issuer's Shares to improve its competitiveness in the broadband Internet access market in Korea. Hanaro Telecom is the second largest broadband Internet access and local call service provider and the Issuer is the third largest broadband Internet access service provider in Korea. The majority ownership of the Issuer's shares by Hanaro Telecom does not constitute a merger of the two companies. Hanaro Telecom and Korea Thrunet currently intend to continue to operate as two separate entities under their own respective brands, while discussing strategic options for their future relationship.

                  As described in Item 3, Hanaro Telecom will acquire the second tranche shares pursuant to the Share Purchase Agreement on February 7, 2003 (or such other time as the parties may agree). Upon completion of the Transaction, Hanaro Telecom will be the Issuer's largest shareholder. Hanaro Telecom plans to nominate new directors for appointment at the Issuer's extraordinary shareholders meeting to be held prior to February 7, 2003.

                  Notwithstanding the foregoing, Hanaro Telecom from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, Hanaro Telecom will take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time. In addition to the possibility of acquiring additional Shares, depending on the market and other factors, Hanaro Telecom may determine to dispose of some or all of the Shares currently owned by it or otherwise acquired by it in privately negotiated transactions.

                  Other than as described above, Hanaro Telecom does not currently have any plans or proposals that would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction


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involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above (although Hanaro Telecom reserves the right to develop such plans).

Item 5.           Interest in Securities of the Issuer

                 (a) Hanaro Telecom beneficially owns 24,653,333 Shares of the Issuer, which represents approximately 31.8% of the total issued and outstanding shares of the Issuer as of January 3, 2003. (On December 27, 2002, the Issuer effected a capital reduction whereby two out of three outstanding shares of the Issuer's common stock were redeemed and cancelled without consideration.)

                 (b) Hanaro Telecom has sole voting and dispositive power with respect to such Shares.

                 (c) Except as described herein, neither Hanaro Telecom nor, to the best of the Hanaro Telecom's knowledge, any other person referred to in Exhibit A attached hereto, beneficially owns or has acquired or disposed of any shares of the Issuer during the past 60 days.

                 (d) Not applicable.

                 (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                 In connection with the Share Purchase Agreement, Hanaro Telecom also entered into a Warrant Purchase Agreement with SB Thrunet Pte. Ltd. ("SB Thrunet") on December 30, 2002 (the "Warrant Purchase Agreement") to purchase from SB Thrunet warrants to subscribe for an aggregate of 26,056,338 shares of the Issuer's Common Stock in consideration for a total purchase price of US$2,000,000. Closing is scheduled to occur on or about February 7, 2003.

                 The foregoing description of the Warrant Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit D and which is incorporated herein by reference in its entirety.

                 Except for the Share Purchase Agreement, the Convertible Bonds Subscription Agreement, the Warrant Purchase Agreement and as set forth herein, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.          Materials to be Filed as Exhibits

                 Exhibit A -      Directors and Officers of Hanaro Telecom

                 Exhibit B -      Share Purchase Agreement, dated December
                                  30, 2002, among Hanaro Telecom, Inc., and
                                  TriGem Computer, Inc., Naray & Company, Inc.,
                                  Naray D&C, Inc., TriGem Ventures, Inc., TriGem


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                                  InfoNet, Inc., Solvit Media Inc., TG
                                  Information Consulting, Inc. and AI Leaders,
                                  Inc.

                 Exhibit C -      Convertible Bonds Subscription Agreement,
                                  dated December 30, 2002, among Hanaro Telecom,
                                  Inc., and TriGem Computer, Inc., Naray &
                                  Company, Inc., Naray D&C, Inc., TriGem
                                  Ventures, Inc., TriGem InfoNet, Inc., Solvit
                                  Media Inc., TG Information Consulting, Inc.
                                  and AI Leaders, Inc.

                 Exhibit D -      Warrant Purchase Agreement, dated
                                  December 30, 2002, between SB Thrunet Pte Ltd and Hanaro Telecom, Inc.



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                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.



January 10, 2003                             HANARO TELECOM, INC.




                                        By: /s/ Kyu June Hwang
                                            -----------------------------------
                                            Name:  Kyu June Hwang
                                            Title:   Managing Director



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                                  EXHIBIT INDEX


Exhibit No.                         Description
-----------                         -----------

A                Directors and Officers of Hanaro Telecom

B Share Purchase Agreement, dated December 30, 2002, among Hanaro Telecom, Inc., and TriGem Computer, Inc., Naray & Company, Inc., Naray D&C, Inc., TriGem Ventures, Inc., TriGem InfoNet, Inc., Solvit Media Inc., TG Information Consulting, Inc. and AI Leaders, Inc.

C Convertible Bonds Subscription Agreement, dated December 30, 2002, among Hanaro Telecom, Inc., and TriGem Computer, Inc., Naray & Company, Inc., Naray D&C, Inc., TriGem Ventures, Inc., TriGem InfoNet, Inc., Solvit Media Inc., TG Information Consulting, Inc. and AI Leaders, Inc.

D Warrant Purchase Agreement, dated December 30, 2002, between SB Thrunet Pte Ltd and Hanaro Telecom, Inc.


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